Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Letter to Shareholders

HOLON, ISRAEL, September 22, 2022 ––Compugen Ltd. (Nasdaq: CGEN), a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, is pleased to issue the following letter to shareholders:

Dear Shareholders,

As we approach the Jewish New Year, I am taking this opportunity to provide you with an update of our progress since the publication of the second quarter 2022 financial results. In these challenging times for the economy, the financial markets and specifically the small cap biotech sector, I would like to remind you that the fundamentals of Compugen remain strong. We believe that this, along with our recent strategic decision to focus our clinical strategy, prioritizing indications, and combinations which we believe have the highest probability of success, and with a cash runway into the end of 2024, positions us well to deliver value to our shareholders.

Data gives confidence in the potential contribution of COM701 in driving immune responses
In selected tumor types we identified signals of anti-tumor activity and insights into the contribution of the components in overlapping indications. We believe these signals coupled with changes occurring in the tumor microenvironment, in some hard to treat, checkpoint non-responsive indications, support further evaluation with COM701.

Encouraging signals of anti-tumor activity in ovarian cancer patients
I am excited to share with you that we are seeing encouraging signals of anti-tumor activity in the fully enrolled cohort expansion dual and triple combination studies in platinum resistant ovarian cancer patients. One of the biggest unmet needs in cancer is addressing less inflamed tumors, which are less responsive to immunotherapy such as ovarian cancer, as well as MSS-CRC which I will allude to later. We are continuing to analyze the ovarian data and plan to submit it for presentation at a medical conference that will take place by the end of the year. As the data mature, we will decide on next steps for this indication.

On track to present new COM701/nivolumab MSS-CRC data in Q4 2022
As mentioned, MSS-CRC is a challenging to treat, less inflamed tumor with no approved immunotherapy. We are on track to present new data from our COM701/nivolumab MSS-CRC study at a medical conference in the fourth quarter of this year, where we saw a modest improvement in response rates over standard of care, warranting further evaluation in a study assessing the triple combination of COM701/COM902/anti-PD-1 in this indication.

Insight driven refocused development strategy, optimizes probability of success
In our 2022 second quarter financial results, we announced our decision to end our broad Phase 1 program early to focus on triple combinations in two prioritized indications. We believe this is the right decision for Compugen to maximize value to its shareholders for the following reasons: it is expected to enable us to leverage our own potentially first-in-class, anti-PVRIG, COM701 and to switch to develop our own potentially best in class anti-TIGIT, COM902; it provides us with flexibility and the ability to move fast in indications we believe COM701 and COM902 combination will have an impact, and it is expected to extend our cash runway into the end of 2024. With renewed focus, we are on track to share the design and timelines of our three new studies, which are planned as an amendment of the existing COM701/COM902 cohort expansion study, in the fourth quarter of 2022. These include the evaluation of

•	Triple blockade of PVRIG/TIGIT/PD-1 in metastatic 2L+ MSS CRC
•	Triple blockade of PVRIG/TIGIT/PD-1 in anti-PD-(L)1 treated NSCLC and
•	Triple blockade of PVRIG/TIGIT/chemotherapy in anti-PD-(L)1 treated NSCLC

As mentioned previously, while the data from the ovarian cancer cohorts mature, we will decide on next steps for this indication.

Computational discovery engine continues to deliver
We continue to do ground-breaking research and progress our early-stage pipeline. We remain on track to provide more details in the fourth quarter of this year on the next candidate coming from our computational discovery engine, COM503. COM503 is a potential first-in-class, high affinity antibody targeting cytokine biology to enhance anti-tumor immunity in a differentiated manner. We believe and we are excited that we are the first to target this pathway with an antibody for cancer immunotherapy.

Cash runway to support operations through the end of 2024
Our decision to conclude early our broad Phase 1 program and to focus on our triple combination approach in two prioritized indications, is expected to extend our cash runway to support operations through the end of 2024. Our balance sheet is solid with no debt.

TIGIT landscape and Compugen differentiation
TIGIT is a competitive space attracting substantial investment, which is testament to the promise of modulating this pathway to enhance antitumor immune responses. Despite recent readouts in the field, we continue to have conviction that TIGIT may have a role in cancer treatment due to our scientific breakthroughs and track record in this field and look forward to seeing the overall survival data from others in this space, expected in 2023. Importantly, I want to emphasize, that we believe that Compugen has a differentiated approach in this field. First, we are leading the way in targeting TIGIT in combination with PVRIG and PD-1 in the clinic. PVRIG blockade might be the missing link required for full DNAM-1 pathway blockade and optimal anti-tumor immunity. Second, in contrast to Fc-active anti-TIGIT antibodies, our COM902 does not deplete major TIGIT expressing T and NK lymphocytes in patients, potentially maximizing its anti-tumor capacity. In addition, we believe that anti-TIGITs with low Fc effector function may also have safety benefits.

In summary, with our focused differentiated clinical strategy, numerous anticipated upcoming data readouts and with cash flow expected to be sufficient through the end of 2024, we believe we are well positioned to provide shareholder value, maintain our leadership position in the DNAM-1 axis and advance our vision to both extend and improve the quality of life of cancer patients.

I am delighted that Alberto Sessa will join us as our new Chief Financial Officer on November 1, 2022. I look forward to working with Alberto and believe that his extensive experience and track record in delivering growth, will be invaluable as we accelerate towards achieving our strategic ambitions.

I would like to thank you for your ongoing support and remind you again of my commitment to delivering value. I am optimistic about our future and look forward to updating you on our progress throughout the remainder of the year.

To all those celebrating Rosh Hashanah this week, the Jewish New Year, I wish you a year of good health, happiness, and peace.

Sincerely,

Anat Cohen-Dayag

Anat Cohen-Dayag, Ph.D.
President and Chief Executive Officer,
Compugen Ltd.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “‘will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements regarding Compugen’s belief that the strong fundamentals of Compugen along with Compugen’s recent strategic decision to focus its clinical strategy and with a cash runway into the end of 2024, positions Compugen well to deliver value to its shareholders, maintain its leadership position in the DNAM-1 axis and advance its vision to both extend and improve the quality of life of cancer patients; statements regarding Compugen’s belief that signals of anti-tumor activity in selected tumor types coupled with changes occurring in the tumor microenvironment, support further evaluation with COM701 in some hard to treat, checkpoint non-responsive indications; statements regarding Compugen’s plan to submit ovarian data for presentation at a medical conference that will take place by the end of the year and Compugen’s plan to decide on next steps for this indication; statements regarding Compugen’s decision to end its broad Phase 1 program early to focus on triple combinations in two prioritized indications which Compugen believes is the right decision to maximize value to its shareholders as the expected outcomes of such decision; statements regarding the potential first-in-class and best-in-class capabilities; statements regarding Compugen’s plans to share the design and timelines of its three new studies and the related plan to amend the existing COM701/COM902 cohort expansion study; statements regarding Compugen’s plans to provide more details on COM503 in the fourth quarter of this year and Compugen’s belief that it is the first to target the relevant pathway with an antibody for cancer immunotherapy; statements regarding Compugen’s expectation that its decision to conclude early its broad Phase 1 program and to focus on its triple combination approach in two prioritized indications is expected to extend its cash runway to support operations through the end of 2024; statements regarding Compugen’s belief that TIGIT may have a role in cancer treatment due to its scientific breakthroughs; statements regarding Compugen's belief that it has a differentiated approach in the TIGIT field and the belief that PVRIG blockade might be the missing link required for full DNAM-1 pathway blockade and optimal anti-tumor immunity and that anti-TIGITs with low Fc effector function may also have safety benefits. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: the effect of the global COVID-19 pandemic may continue to negatively impact the global economy and may also adversely affect Compugen’s business; in the near term, Compugen is highly dependent on the success of COM701 and of COM902; Compugen may not be able to advance its internal clinical stage programs through clinical development or manufacturing or successfully partner or commercialize them, or obtain marketing approval, either alone or with a collaborator, or may experience significant delays in doing so; Clinical development involves a lengthy and expensive process, with an uncertain outcome and Compugen may encounter substantial delays or even an inability to begin clinical trials for any specific product or may not be able to conduct or complete its trials on the timelines it expects; Compugen has limited experience in the development of therapeutic product candidates, and it may be unable to implement its business strategy given that Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; and Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen's most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Investor Relations contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications Compugen Ltd.
Email: ir@cgen.com
Tel: +1 (628) 241-0071